Exhibit 99.1

BioNTech Appoints Ryan Richardson as Chief Strategy Officer
to Support its Continued Global Expansion

Mainz, Germany, January 13, 2020 (GLOBE NEWSWIRE) – BioNTech SE (NASDAQ: BNTX, “BioNTech” or “the Company”), announced today that the Supervisory Board has appointed Ryan Richardson to the Management Board as Chief Strategy Officer (CSO) and Managing Director. In his new role he will support and contribute to the creation and implementation of the Company’s long-term growth strategy in collaboration with the management team. Ryan has previously served as Senior Vice President, Corporate Development & Strategy after joining the Company in 2018. The appointment took effect on January 12, 2020.

“Since joining BioNTech in 2018, Ryan has significantly contributed to multiple key corporate development initiatives and has been instrumental in successfully taking BioNTech public in a challenging market environment. His experience in the global finance and healthcare industries, and on both sides of the Atlantic, complements the existing BioNTech management team and will provide valuable contributions as we position the Company for long-term global success,” said Helmut Jeggle, Chairman of the BioNTech Supervisory Board.

In his new role, Ryan will work closely with the Management Board to develop and execute BioNTech’s global growth strategy. As Chief Strategy Officer, he will be responsible for evaluating new business opportunities and developing BioNTech’s portfolio management function to support an advancing pipeline of more than 20 product candidates. In addition, Ryan will continue to play a leadership role in the development and execution of BioNTech’s capital markets strategy and will oversee investor relations and external communications functions.

“I believe BioNTech has an extraordinary opportunity ahead of it to truly change the way cancer and other serious diseases will be treated in the future, and am thrilled to join the Management Board at such an exciting time in the Company’s development,” said Ryan Richardson, Chief Strategy Officer. “Together with an outstanding team we aim to rapidly advance our potential first-in-class product candidates in oncology toward market approvals. My focus will also be on building a fully integrated global company to produce and deliver our products in time and where our patients need them.”

Ryan Richardson brings more than 15 years of experience in the finance and healthcare industries to BioNTech. Prior to joining BioNTech, Ryan was an Executive Director in the Global Healthcare Investment Banking team at J.P. Morgan in London, where he advised companies in the biotech and life sciences industry on M&A, equity and debt capital financings. Earlier in his career, Ryan spent five years as a Management Consultant to biopharmaceutical companies in the U.S. and Europe, where he worked on a wide range of strategic and operational projects in the areas of commercial strategy, pricing and market access, new product planning and R&D operations. Ryan holds an MBA from the University of Chicago Booth School of Business, an MSc from the London School of Economics and a BS in Biology from the University of Kansas.

About BioNTech

BioNTech was founded in 2008 on the understanding that every cancer patient’s tumor is unique and therefore each patient’s treatment should be individualized. Its cutting-edge pipeline includes individualized mRNA-based product candidates, innovative chimeric antigen receptor T cells, novel checkpoint immunomodulators, targeted cancer antibodies and small molecules. BioNTech has established relationships with seven pharmaceutical collaborators, including Eli Lilly and Company, Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant and Pfizer, and has published over 150 peer-reviewed publications on its scientific approach.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning the development of the Company. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” and those described in BioNTech’s Prospectus filed with the U.S. Securities and Exchange Commission (SEC) on October 11, 2019 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

For more information, please contact:

BioNTech SE

Michael Boehler, MD, Head of Global External Communications

Tel: +49 (0)6131 9084 1640

Email: Media@biontech.de

For all media inquiries:

Trophic Communications

Gretchen Schweitzer / Stephanie May, PhD

Tel: +49 (0)89 23 88 77 30 or +49 171 185 56 82

Email: May@trophic.eu

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